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                                                                 EXHIBIT (a)(11)

CONTACT INFORMATION:

Rick Myllenbeck
Creative Labs, Inc.
Internet: rickm@soundblaster.com

              CREATIVE TO OWN 96 PERCENT OF CAMBRIDGE SOUNDWORKS
             AFTER ACCEPTING TENDERED SHARES:  PLANS TO GO FORWARD
                           WITH FULL MERGER ON TRACK

SINGAPORE - December 3, 1997 - Creative Technology Ltd. (NASDAQ:CREAF), the world's leading provider of multimedia technology for the personal computer, today announced that its tender offer to acquire all outstanding shares of Cambridge SoundWorks, Inc. (NASDAQ:HIFI) not currently owned by Creative has expired as scheduled, and that Creative received enough shares in the tender offer to proceed with a short-form merger which will make Cambridge SoundWorks a wholly-owned subsidiary of Creative.

Preliminary results indicate that as of the expiration of the offer at midnight, EST, Tuesday, December 2, 1997, 2,722,887 shares have been tendered and not withdrawn (including 12,479 shares tendered pursuant to guarantee of delivery) and, together with the shares already owned by Creative, such shares represent approximately 96 percent of the outstanding Cambridge SoundWorks shares. Following acceptance and purchase of the tendered shares, will own approximately 96 percent of the outstanding Cambridge SoundWorks shares.

Creative said it intends to accept and purchase all the validly tendered shares for $10.68 per share in cash in accordance with the terms of the offer. Shortly following such acceptance and payment, the previously announced merger of Creative's wholly-owned subsidiary, CSW Acquisition Corporation, with and into Cambridge SoundWorks is expected to be consummated pursuant to the short-form merger provisions of the Massachusetts General Corporation Law, whereby Cambridge SoundWorks, Inc. will become a wholly-owned subsidiary of Creative Technology Ltd.

In the merger, each share of Cambridge SoundWorks' common stock not held by Creative or CSW Acquisition Corporation (other than shares as to which appraisal rights are perfected) will be converted into the right to receive $10.68 in cash. Shortly following the merger, materials will be mailed to Cambridge SoundWorks' stockholders whose shares were not tendered, along with a letter of transmittal that will provide instructions for receiving the $10.68 per share cash payment.

Cambridge SoundWorks is the renowned speaker manufacturer and retailer famous for its high-performance home theater, home stereo and car stereo speaker systems as well as its critically acclaimed multimedia speakers. The multimedia speakers - MicroWorks(TM), SoundWorks(R) and newly developed PC Works(TM) - use premium-quality, amplified subwoofer/satellite speaker technology derived from the company's many years of experience in the home audio business. These speakers deliver a wide-range of truly convincing, phenominally clear sound - including crisp highs, a rich mid-range and remarkable bass - all with an incredibly small footprint and at extremely affordable prices.

Cambridge SoundWorks manufactures 33 different models of home stereo, car stereo, home theater and computer speakers. Its speakers and sound systems are also sold through the company's retail stores and through its national catalog.

Creative Technology Ltd. is the world's leading provider of advanced multimedia solutions for personal computers, including sound, graphics, communications and video conferencing products. The company's Sound Blaster technology has been accepted as the worldwide standard sound platform for PCs, and the company's global distribution network is among the most extensive in the multimedia industry. Creative is focused on enhancing the overall user experience by providing powerful, enabling, high-value technology for the mass market.

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